Filed by Sorin S.p.A.

pursuant to Rule 425 under the United States Securities Act of 1933, as amended

Subject Companies: Sorin S.p.A., Cyberonics, Inc. and Sand Holdco PLC

Date: April 20, 2015

This filing relates to a proposed business combination involving

Sorin S.p.A., Cyberonics, Inc. and Sand Holdco PLC

(Subject Company Commission File Nos.: 000-19806 and 333-203510)

CYBERONICS AND SORIN GROUP TO MERGE, CREATING A NEW PREMIER GLOBAL MEDICAL TECHNOLOGY COMPANY

Diverse product portfolio and scale across geographies to drive shareholder value

Focused innovation platform to exploit market opportunities and accelerate product development in heart failure, sleep apnea and percutaneous mitral valve to improve patient outcomes

All-stock transaction resulting in pro forma combined equity value of $2.7 billion

Transaction expected to enhance revenue growth, drive cash flow generation and be accretive to cash EPS for all shareholders from 2016

Milan, Italy and Houston, TX—February 26, 2015 – Sorin S.p.A. (“Sorin”), (MTA; Reuters Code:

SORN.MI), a global medical device company and a leader in the treatment of cardiovascular diseases, and Cyberonics Inc. (NASDAQ: CYBX), a medical device company with core expertise in neuromodulation, today announced their merger plan to create a new global leader in medical technologies with a combined equity value of approximately $2.7 billion (€2.4 billion1) based on the closing price of Sorin and Cyberonics shares on 25 February.

The proposed transaction has been unanimously approved by the boards of directors of both companies. Under the terms of the transaction, Sorin and Cyberonics will combine under a newly formed holding company, “NewCo”, which the parties will name prior to closing. Each Cyberonics stockholder will receive one ordinary share of NewCo for every share of Cyberonics owned. Each Sorin shareholder will receive a fixed ratio of 0.0472 ordinary shares of NewCo for every Sorin share owned. Following completion of the transaction, assuming no withdrawal rights under Italian law are exercised by Sorin shareholders with respect to the merger, Sorin shareholders will own approximately 46 percent of NewCo, and Cyberonics shareholders will own approximately 54 percent, on a fully diluted basis.

The proposed transaction will bring together global leaders in cardiac surgery and neuromodulation, and the combined company will also be a major player in cardiac rhythm management, especially in Europe and Japan. NewCo will have several promising opportunities focused on multi-billion dollar markets, including complementary research programs addressing heart failure, with an initial commercial launch in Europe anticipated in the coming weeks. Both companies bring minority equity investments that are complementary in different forms of sleep apnea. Sorin, in addition, has opportunities that address mitral valve regurgitation.

André-Michel Ballester, Chief Executive Officer of Sorin, will serve as Chief Executive Officer of NewCo and Dan Moore, Chief Executive Officer of Cyberonics, will become non-executive Chairman.

Commenting on the announcement, André-Michel Ballester said:

“I am delighted to announce this transformational merger between Sorin and Cyberonics, which we expect to create significant value for shareholders. As one company we will be able to leverage our combined strengths, capture new opportunities and create new solutions to benefit patients and healthcare professionals alike. This is particularly exciting for our employees, who will be able to share technical expertise and innovate faster, ensuring that we serve our customers by remaining at the forefront of new product development which continues to be the foundation of our success.”

1	Translated at €/$ exchange rate as of 25 February, 2015.

Dan Moore said:

“This transformational transaction maximizes both companies’ strengths and leadership positions for the benefit of patients and our shareholders. Sorin is an ideal partner, given its heart failure programs and the ability to combine Vagus Nerve Stimulation with cardiac rhythm management technology. Sorin’s well-established international operations are expected to accelerate our epilepsy growth strategy by enabling us to reach a larger number of potential new patients in the underpenetrated markets outside the U.S. while integrating Sorin’s technology expertise into future neuromodulation products. While each company has a strong track record of execution on its own, the geographic diversification, benefits of scale and strong financial profile of the combined company will create tremendous new opportunities to drive growth and build significant shareholder value.”

Strategic rationale

The proposed transaction will create a global leader in the large and growing markets for cardiac surgery and neuromodulation and a leading innovator in cardiac rhythm management with a diversified product portfolio, leveraging product technologies and complementary marketing capabilities. The potential combination of product development, clinical and regulatory expertise will accelerate time to market across worldwide geographies and will leverage the combined group’s extensive relationships with healthcare professionals globally, as well as patient education and awareness initiatives.

In particular NewCo will have several exciting opportunities focused on three multi-billion dollar product categories: heart failure, sleep apnea and percutaneous mitral valve. In heart failure, NewCo will have promising products with European market entry starting as early as 2015. Cyberonics recently received CE

Mark approval of its VITARIA™ device delivering autonomic regulation therapy for the treatment of chronic heart failure and will commence a limited market launch in Europe in the coming weeks. Recently, Sorin announced the first successful implants of its Equilia™ Vagus Nerve Stimulation system for heart failure patients. NewCo is expected to benefit from the developing market for active implantable treatments for sleep apnea with investments aimed at the under-addressed obstructive sleep apnea (OSA) market, and also in central sleep apnea (CSA), recently launched in selected European countries. In addition, NewCo is expected to have new percutaneous mitral valve replacement/repair products with estimated initial market entry in 2017.

Financial highlights

The combined company will have pro-forma revenues of approximately $1.3 billion2, and the merger is expected to drive significant cash flow generation. The proposed transaction is expected to be cash EPS3 accretive to all shareholders from 2016.

The merger presents the opportunity to achieve significant revenue and cost synergies. Approximately $80 million of annual pre-tax synergies are expected to be delivered by the end of calendar year 2018 as the combined company leverages an efficient corporate structure and a global operational platform with the commercial, regulatory, supply chain, R&D and manufacturing capabilities to drive growth and efficiencies.

NewCo’s strong cash flow generation and robust balance sheet with essentially no net debt will enable investment in new medical technology solutions for patients and customers and provide the ability to fund future growth opportunities. NewCo will have a sound financial profile with a larger market capitalization and the opportunity to attract a wider, global investor base.

Cyberonics and Sorin currently have different fiscal year ends and report under different accounting standards and currencies. After the closing of the transaction, NewCo is expected to report on a calendar year basis, with reporting in US$ and on US Generally Accepted Accounting Principles (GAAP).

2 Based on the last four quarters reported ended January 23, 2015 for Cyberonics and preliminary financial results presented by Sorin as of December 31, 2014 at an average exchange rate of €1/$1.33

3 Cash EPS is based on US GAAP, excluding transaction related expenses, purchase accounting and stock based compensation expenses. Calculated on a fully-diluted basis

Governance and organizational structure

Upon closing of the transaction, the Board of Directors of NewCo will be equally balanced between Sorin and Cyberonics, with four directors designated by Sorin and four by Cyberonics. One additional Board member will be jointly selected.

NewCo will operate as three business units: Cardiac Surgery, Cardiac Rhythm Management and Neuromodulation, with operating headquarters in Mirandola (Italy), Clamart (France) and Houston (U.S.) respectively. The combined company will have a strategic presence in over 100 countries on five continents around the world with approximately 4,500 employees.

Additional transaction details

Under the terms of the proposed transaction, Cyberonics and Sorin will combine under NewCo, which will be domiciled in the UK and will apply for dual-listing on NASDAQ and the London Stock Exchange (LSE). The all-stock transaction will be implemented through two mergers, which will occur in immediate succession: first, Sorin will be merged with and into NewCo by means of an EU cross-border merger, with NewCo as the surviving company in the merger, and immediately thereafter, a wholly owned subsidiary of NewCo will be merged with and into Cyberonics, with Cyberonics surviving the merger as a wholly owned subsidiary of NewCo. At the closing of the transaction, Cyberonics shares will cease trading on NASDAQ and Sorin shares will cease trading on the Borsa Italiana (MTA).

For Sorin shareholders, the exchange ratio implies a per share valuation of Sorin that represents approximately 14.2 percent premium to Sorin’s closing share price on 25 February, 2015, the last trading day prior to the parties announcing the agreement.

The merger will trigger the withdrawal right, which can be exercised by any Sorin shareholder who does not attend the shareholders’ meeting called to approve the merger of Sorin into Newco, or abstains or votes against the merger. There is no cap linked to the exercise of withdrawal rights.

The transaction is currently expected to be completed by the end of the third calendar quarter of 2015 and is subject to approval by both Sorin and Cyberonics’ shareholders, the receipt of required antitrust and regulatory clearances, and other customary closing conditions. Where required by local law, including in France, Sorin will initiate a consultation on the proposed transaction with its relevant works councils, trade unions and other employee organizations. Once the works council consultation process in France is completed, the parties anticipate entering into a definitive agreement.

Mittel S.p.A. and Equinox Two S.C.A., which control Bios S.p.A. and Tower 6 Bis S.à.r.l., holding in total 25.6 percent of Sorin’s outstanding shares, have entered into a support agreement with Cyberonics pursuant to which they have agreed to vote in favor of the transaction and not to sell their shares until the closing of the transaction. Mittel S.p.A. and Equinox Two S.c.a. are expected to hold approximately 11.5 percent of

NewCo’s ordinary shares following the closing of the proposed transaction. In addition, the Chairman and CEO of each of Sorin and Cyberonics have also entered into support agreements in favor of the proposed transaction.

The above undertakings will be disclosed to the public pursuant to article 122 of Legislative Decree no. 58 of

24 February, 1998 and its implementing regulations.

In connection with this transaction, Rothschild is serving as financial advisor to Sorin, and Latham & Watkins is serving as its primary legal advisor. Piper Jaffray is serving as financial advisor to Cyberonics, and Sullivan

& Cromwell is serving as its legal advisor, with Legance advising Cyberonics on Italian law matters.

Investor Call

Sorin and Cyberonics will hold a joint investor conference call to discuss the combination today at 2:00PM Central European Time, 7:00AM U.S. Central Time, 8:00AM U.S. Eastern Time. To access the call, please use one of the following dial-in numbers: 877-638-4557 (toll-free U.S. and Canada), and 001-914-495-8522 (International), and enter the Conference ID number 61678386.

Prior to the conference call, an Investor Presentation will be available on the Investor Relations sections of Sorin’s and Cyberonics’ websites and on the authorized storage mechanism 1Info (www.1Info.it<http://www.1Info.it>). A telephone replay of the call will be available within 24 hours on each company’s Investor Relations sections.

About Sorin Group

Sorin Group (www.sorin.com) is a global, medical device company and a leader in the treatment of cardiovascular diseases. The Company develops, manufactures, and markets medical technologies for cardiac surgery and for the treatment of cardiac rhythm disorders. With approximately 3,900 employees worldwide, the Company focuses on two major therapeutic areas: Cardiac Surgery (cardiopulmonary products for open heart surgery and heart valve repair or replacement products) and Cardiac Rhythm Management (pacemakers, defibrillators and non invasive monitoring to diagnose and deliver anti-arrhythmia therapies as well as cardiac resynchronization devices for heart failure treatment). Every year, over one million patients are treated with Sorin Group devices in more than 100 countries.

About Cyberonics

Cyberonics Inc., (NASDAQ: CYBX) is a medical device company with core expertise in neuromodulation. The company developed and markets the Vagus Nerve Stimulation (VNS) Therapy system, which is FDA-approved for the treatment of refractory epilepsy and treatment-resistant depression. The VNS Therapy system uses a surgically implanted medical device that delivers pulsed electrical signals to the vagus nerve. Cyberonics markets the VNS Therapy system in selected markets worldwide. Cyberonics also has CE Mark for VITARIA™, providing autonomic regulation therapy for chronic heart failure.

Important Information for Investors and Shareholders

This press release is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. This press release does not represent an investment solicitation in Italy, pursuant to Section 1, letter (t) of Legislative Decree no. 58 of February 24, 1998, as amended.

NewCo will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form

S-4, which will include a proxy statement of Cyberonics that also constitutes a prospectus of NewCo (the

“proxy statement/prospectus”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY

STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SORIN GROUP, CYBERONICS, NEWCO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.

Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC on Cyberonics’s website at www.cyberonics.com or within the “Investor Relations” section or by contacting Cyberonics’s Investor Relations (for documents filed with the SEC by

Cyberonics) or on Sorin Group’s website at www.sorin.com (for documents filed with the SEC by NewCo).

The release, publication or distribution of this press release in certain jurisdictions may be restricted by law, and therefore persons in such jurisdictions into which this press release is released, published or distributed should inform themselves about and observe such restrictions.

Italian CONSOB Regulation No. 11971 of May 14, 1999

Prior to the meeting of Sorin Group shareholders, Sorin will voluntarily make available an information document pursuant to Article 70, paragraph 6, of the CONSOB Regulation on Issuers (CONSOB Regulation no. 11971 of May 14, 1999, as amended), in accordance with applicable terms.

Italian CONSOB Regulation No. 17221 of March 10, 2010

Pursuant to Article 6 of the CONSOB Regulation no. 17221 of March 12, 2010 (as amended, the “CONSOB Regulation”), NewCo is a related party of Sorin, being a wholly owned subsidiary of Sorin Group. The merger agreement providing for the terms and conditions of the transaction, which exceeds the thresholds for

“significant transactions” pursuant to the Regulation, was approved unanimously by the board of directors of Sorin Group. The merger of Sorin into NewCo is subject to the exemption set forth in Article 14 of the

CONSOB Regulation and Article 13.1.(v) of the “Procedura per operazioni con parti correlate” (“Procedures for transactions with related parties”) adopted by Sorin on October 26, 2010 and published on its website (www.sorin.com). Pursuant to this exemption, Sorin will not publish an information document (documento informativo) for related party transactions as provided by Article 5 of the CONSOB Regulation. Prior to the meeting of Sorin shareholders, Sorin will make available an information document pursuant to Article 70, Pararaph 6, of the CONSOB Regultion on Issuers (CONSOB Regulation no. 11971 of May 24, 1999, as amended), in accordance with applicable terms.

Participants in the Distribution

Sorin, Cyberonics and NewCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Cyberonics with respect to the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of proxies from the shareholders of Cyberonics in connection with the proposed transactions, including a description of their direct or indirect interests, on account of security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Cyberonics’s directors and executive officers is contained in Cyberonics’s Annual Report on Form 10-K for the year ended on April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 30, 2014, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward Looking Statements

This press release contains forward-looking statements (including within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995 (the “PSLRA”)) concerning Cyberonics, Sorin Group, NewCo, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise. They are based on current beliefs of the management of Cyberonics and Sorin Group as well as assumptions made by, and information currently available to, such management, and therefore, you are cautioned not to place undue reliance on them. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. None of Cyberonics, Sorin Group or NewCo undertake any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the medical device industry, and other legal, regulatory and economic developments. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA. Factors that could cause actual results to differ materially from those in the forward-looking statements include the failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise, or the requirement to accept conditions that could reduce the anticipated benefits of the proposed transactions as a condition to obtaining regulatory approvals; the failure to satisfy other closing conditions to the proposed transactions; the length of time necessary to consummate the proposed transactions, which may be longer than anticipated for various reasons; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth, or that such benefits may take longer to realize than expected; the inability of Cyberonics and Sorin Group to meet expectations regarding the timing, completion and accounting and tax treatments with respect to the proposed transactions; risks relating to unanticipated costs of integration, including operating costs, customer loss or business disruption being greater than expected; reductions in customer spending, a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the companies operate; the ability to hire and retain key personnel; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including customers, employees and competitors; the ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their customers; conditions in the credit markets; risks to the industries in which Cyberonics and Sorin Group operate that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC by Cyberonics and NewCo and the analogous section from Sorin Group’s annual reports and other documents filed from time to time with the Italian financial market regulator (CONSOB); risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; and the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability, benefit or retirement plan costs, or other regulatory compliance costs. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Cyberonics’s Annual Report on Form 10-K, Quarterly

Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the

SEC and those described in Sorin Group’s annual reports, registration documents and other documents filed from time to time with CONSOB. Nothing in this press release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per Sorin share or Cyberonics share for the current or any future financial years or those of the combined group, will necessarily match or exceed the historical published earnings per Sorin share or Cyberonics share, as applicable. Neither Cyberonics nor Sorin gives any assurance (1) that either Cyberonics, Sorin or Newco will achieve its expectations, or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results.

Contacts:

For Sorin Group Investors

Demetrio Mauro Francesca Rambaudi

CFO Director, Investor Relations Sorin Group Sorin Group Tel: +39 02 69969 512 Tel: +39 02 69969716 e-mail: investor.relations@sorin.com e-mail: investor.relations@sorin.com

Media

Gabriele Mazzoletti

Director, Corporate Communications Sorin Group Tel: +39 02 69 96 97 85 Mobile: +39 348 979 22 01 e-mail: corporate.communications@sorin.com

Edward Simpkins Kal Goldberg

Finsbury (London) Finsbury (New York) Tel: +44 7958 421 519 Tel: +(1) 646-805-2000 e-mail: edward.simpkins@finsbury.com e-mail: Kal.Goldberg@finsbury.com

For Cyberonics Inc: Investors Media

Greg Browne Andrew Cole/Chris Kittredge

Chief Financial Officer Sard Verbinnen & Co (New York) Cyberonics, Inc. Tel: +(1) 212-687-8080 Tel: +(1) 281-228-7262 London: Conrad Harrington e-mail: ir@cyberonics.com Tel: +44 (0)20 3178 8914